Filed by Whitman Corporation
                                           Pursuant to Rule 425 under the
                                           Securities Act of 1933  and deemed
                                           filed  pursuant to Rule 14a-12 under
                                           the Securities Exchange Act of 1934

                                           Subject Company:  PepsiAmericas, Inc.
                                           Commission File No.: 1-13914

    On September 6, 2000, Whitman Corporation Issued The Following Press
Release:

                                                       NEWS RELEASE

                                                       Whitman Corporation
                                                       3501 Algonquin Road
                                                       Rolling Meadows, IL 60008
                                                       (847) 818-5000

                                                       FOR IMMEDIATE RELEASE

     CHICAGO (September 6, 2000) - Whitman Corporation and PepsiAmericas, Inc. announced today that a purported class action lawsuit has been filed in the Court of Chancery of Delaware with respect to the proposed merger of PepsiAmericas and Whitman Corporation. The complaint, which was filed by a purported stockholder of PepsiAmericas, names PepsiAmericas, the directors of PepsiAmericas, Dakota Holdings, LLC, and Whitman Corporation as defendants.

     The complaint alleges that the consideration to be paid to the public shareholders of PepsiAmericas in the merger is unfair and inadequate and that the transaction serves the interests of PepsiCo to the detriment of PepsiAmericas' minority public shareholders. The plaintiff seeks, among other things, class action certification, a preliminary and permanent injunction against consummation of the proposed merger, and rescission or damages should the transaction be consummated.

     Whitman Corporation and PepsiAmericas believe that the allegations contained in the complaint are without merit and intend to vigorously defend the action.

CONTACT:

Charles H. Connolly                         John Bierbaum
Whitman Corporation                         PepsiAmericas, Inc.
(847) 818-5014                             (612) 661-3830

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